Filed pursuant to Rule 424(b)(3)

Registration No. 333-237267

BLACKSTONE LONG-SHORT CREDIT INCOME FUND

Supplement No. 2, dated March 10, 2021, to the

Prospectus and Statement of Additional Information, dated May 22, 2020,

for Common Shares of Beneficial Interest

MRPS Long-Term Rating Downgrade

As of February 11, 2021, the mandatory redeemable preferred stock (“MRPS”) of Blackstone Long-Short Credit Income Fund (the “Fund”) was rated “AA” by FitchRatings. On February 12, 2021, FitchRatings downgraded the rating on the Fund’s MRPS to “A”. The downgrade was driven by changes to FitchRatings’ rating criteria for closed-end funds, rather than by any fundamental changes to the Fund’s credit profile. The dividend rate on the Fund’s MRPS will increase if the credit rating is downgraded below “A” by FitchRatings or the equivalent rating of other nationally recognized statistical ratings organizations as prescribed in the relevant MRPS governing documents.